GOODMATCH, INC.

FINANCIAL STATEMENTS

DECEMBER 2019 AND 2018

GoodMatch, Inc.
Index to the Financial Statements
(Unaudited)

Balance Sheets	1
Statements of Income	2
Statements of Stockholders' Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5

GOODMATCH, INC
BALANCE SHEETS
DECEMBER 31, 2019 & 2018

ASSETS		2019	2018
Current Assets			
Bank Accounts	$	5,677	142,647
Accounts Receivable	$	10,000	-
Other Current Assets	$	-	-
Total Current Assets	$	15,677	142,647
TOTAL ASSETS	$	15,677	142,647
LIABILITIES			
Current Liabilities			
Accounts Payable	$	22,966	-
Credit Cards	$	15,483	-
Other Current Liabilities	$	-	25
Total Current Liabilities	$	38,449	25
Long-Term Liabilities			
Loans from Shareholder	$	67,899	53,369
Total Long-Term Liabilities	$	67,899	53,369
TOTAL LIABILITIES	$	106,348	53,394
EQUITY			
Stockholder Equity - SAFE notes	$	275,000	140,000
Retained Earnings	$	(365,670)	(50,747)
TOTAL EQUITY	$	(90,670)	89,252
TOTAL LIABILITIES AND EQUITY	$	15,677	142,647

GOODMATCH, INC
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

		2019	**2018**
INCOME			
Sales	$	3,266	8,061
Total Income	$	3,266	8,061
GROSS PROFIT	$	3,266	8,061
OPERATING EXPENSES			
Advertising & Marketing	$	8,234	-
Bank Charges & Fees	$	337	107
Design Fees	$	30,460	825
Digital Services	$	2,523	16,617
Donation Expense	$	1,580	-
Insurance	$	2,861	-
Legal & Professional Services	$	13,248	1,640
Meals & Entertainment	$	68	1,984
Office Supplies & Postage	$	1,095	404
Subscription Fees	$	744	124
Payroll	$	240,205	-
Subcontractor	$	6,523	9,897
Taxes & Licenses	$	814	670
Training/ Conference Expense	$	695	-
Technology Development	$	5,162	13,800
Transportation & Travel	$	2,599	201
Total Expenses	$	317,155	48,514
NET OPERATING INCOME (LOSS)	$	(313,888)	(40,453)
OTHER EXPENSES			
Interest Paid	$	1,035	-
Total Other Expenses	$	1,035	-
NET INCOME (LOSS)	$	(314,923)	(40,453)

GOODMATCH, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

	Total	Issued Common Stocks Number	Amount	Issuance of SAFE notes	Retained Earning Owner's Equity
JANUARY 1, 2018	$ (967,831)	-	$ -	$ -	$ (10,294)
CONTRIBUTION	$		$	$ 140,000	
NET INCOME (LOSS)	$ (40,453)				$ (40,453)
DECEMBER 31, 2018	$ 89,252		$	$ 140,000	$ (50,747)
CONTRIBUTION	$		$	$ 135,000	
NET INCOME (LOSS)	$ (314,923)				$ (314,923)
DECEMBER 31, 2019	$ (90,670)	-	$ -	$ 275,000	$ (365,670)

GOODMATCH, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

		2019	**2018**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(314,923)	(40,453)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable (A/R)	$	(10,000)	-
Accounts Payable (A/P)	$	22,966	-
Credit Card Account	$	15,483	-
New York Department of Taxation and Finance Payable	$	(25)	-
Net cash provided by operating activities	$	(286,499)	(40,453)
FINANCING ACTIVITIES			
Loans from Shareholder	$	14,530	43,100
Investor Equity	$	135,000	140,000
Net cash provided by financing activities	$	149,530	183,100
NET CASH INCREASE FOR PERIOD	$	(136,969)	142,647
CASH AT BEGINNING OF PERIOD	$	142,647	0
CASH AT END OF PERIOD	$	5,677	142,647

NOTE 1:   _ORGANIZATION AND NATURE OF OPERATIONS:_

GoodMatch Inc., doing business as 'Grapevine', is a corporation organized under the laws of the State of Delaware on Aug 22, 2017. The Company is a for-profit platform that enables groups of people to pool their donations and give together.

NOTE 2:   _SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:_

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

5

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of New York.

The Company sustained a net operating loss of $314,923 and $40,453 in 2019 and 2018 respectively.

NOTE 3:   *EQUITY:*

Under the Company's original articles of incorporation in effect, the Company authorized 10,000,000 shares of $0.0001 par value Common Stock.

Common Stock:

Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of October 27th, 2020, Emily Rasmussen, the founder of the Company, owns 7,000,000 shares.

Equity Based Compensation

The Company has provided its employees and advisors with stock options, which have not yet been exercised.

NOTE 4:   *DEBT:*

The Company did not have any debt as of December 31st, 2019. However, the Company obtained 2 loans in 2020 (See Note 9 Subsequent Events).

NOTE 5:   *SAFE NOTES:*

During the year of 2019, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event. As of December 31, 2019, the Company has 7 SAFE notes with 4 different investors, totaling $275,000, and none has been converted into equity. The SAFE notes have valuation cap of $7,000,000, and has 80% discount, The Company also entered two SAFE agreements during 2020 (See Note 9 Subsequent Events).

NOTE 6:   *FAIR VALUE MEASUREMENT:*

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 7:   *CONCENTRATION OF CREDIT RISK:*

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 8:   *RELATED PARTY TRANSACTIONS*

As of December 31st, 2019, the Company records no related party transactions. However, in 2020, the Company obtained a loan from one of its shareholders. (See Note 9 Subsequent Events).

NOTE 9:   *SUBSEQUENT EVENTS:*

Management considered events subsequent to the end of the period but before October 27th, 2020, the date that the financial statements were available to be issued.

In January 9th, 2020, Emily Rasmussen, the founder and CEO, issued a loan of $99,121 with 0% interest and a maturity date of December 31st, 2021.

In April 28th, 2020, the Company issued a SAFE note of $5,000 with Adam Halpern. The terms of the SAFE includes a Post-Money Valuation Cap of $7,000,000 and discount rate of 80%.

In May 4th, 2020, the Company obtained an SBA loan of $42,082, with 1% annual interest and is due in 2 years.

In June 15th, 2020, the Company Secured Disaster Loan of $10,900 with annual interest rate of 3.75% and is due 30 years from the initial date of the loan.

In July 28th, 2020, the Company issued a SAFE note of $50,000 to WeFunds Pandemic I LLC without a valuation cap or discount.

In late July of 2020, the Company started an Equity Crowdfunding campaign which is still ongoing.